

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2012

Via E-mail
Mr. Gregory G. Zikos
 Chief Financial Officer
Costamare Inc.
60 Zephyrou Street & Syngrou Avenue
17564, Athens, Greece

      Re: **Costamare Inc.**
             Form 20-F for Fiscal Year Ended December 31, 2010
             Filed March 22, 2011
             File No. 001-34934

Dear Mr. Zikos:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ David R. Humphrey

                    David R. Humphrey
                    Accounting Branch Chief